Exhibit 99.2

ZEOLYST INTERNATIONAL

FINANCIAL STATEMENTS

As of December 31, 2006 and 2005

and for the years ended December 31, 2006, 2005, and 2004

Report of Independent Registered Public Accounting Firm

To the Management Committee of Zeolyst International and PQ Corporation and CRI Zeolites:

In our opinion, the accompanying balance sheets and the related statements of operations and accumulated earnings (deficit), of changes in partners’ capital and of cash flows present fairly, in all material respects, the financial position of Zeolyst International at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 13 to the financial statements, the Company has significant related party transactions.

/s/ PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania

March 30, 2007

ZEOLYST INTERNATIONAL

BALANCE SHEETS

(in thousands)

	December 31,	December 31,
	2006	2005

ASSETS
Cash	$3,698	$7,062
Trade receivables, net	26,469	11,289
Receivables from affiliates	931	5,261
Inventories	46,149	15,654
Other current assets	2,505	5,414
Total current assets	79,752	44,680
Property, plant and equipment, net	14,371	15,613
Other long-term assets	346	780
Total assets	$94,469	$61,073

LIABILITIES AND PARTNERS’ EQUITY
Short-term debt	$10,000	$—
Trade accounts payable	5,822	2,408
Accounts payable to affiliates	9,386	5,890
Other current liabilities	9,248	5,095
Total current liabilities	34,456	13,393
Other long-term liabilities	2,107	2,126
Total liabilities	36,563	15,519
Commitments and contingencies
PARTNERS’ CAPITAL
Contributed capital	54,930	54,930
Accumulated earnings (deficit)	2,976	(9,376)
Net partners’ capital	57,906	45,554
Total liabilities and partners’ capital	$94,469	$61,073

See accompanying notes to consolidated financial statements.

ZEOLYST INTERNATIONAL

STATEMENTS OF OPERATIONS AND ACCUMULATED EARNINGS (DEFICIT)

(in thousands)

	Year ended December 31,
	2006	2005	2004

Net sales	$120,855	$94,007	$92,438
Cost of goods sold	57,126	58,344	55,663
Gross profit	63,729	35,663	36,775
Selling, general and administrative expenses	18,972	17,986	18,358
Operating income	44,757	17,677	18,417
Interest expense, net	42	58	93
Other expense, net	363	571	238
Net income	44,352	17,048	18,086
Accumulated deficit at beginning of year	(9,376)	(13,424)	(17,510)
Dividends paid	(32,000)	(13,000)	(14,000)
Accumulated earnings (deficit) at end of year	$2,976	$(9,376)	$(13,424)

See accompanying notes to consolidated financial statements.

ZEOLYST INTERNATIONAL

STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

(in thousands)

PQ Corporation:	Contributed capital	Accumulated earnings (deficit)	Net partners’ capital

Balance, December 31, 2003	$27,465	$(8,755)	$18,710
Dividends paid	—	(7,000)	(7,000)
Net income	—	9,043	9,043
Balance, December 31, 2004	$27,465	$(6,712)	$20,753
Dividends paid	—	(6,500)	(6,500)
Net income	—	8,524	8,524
Balance, December 31, 2005	$27,465	$(4,688)	22,777
Dividends paid	—	(16,000)	(16,000)
Net income	—	22,176	22,176
Balance, December 31, 2006	$27,465	$1,488	$28,953

CRI Zeolites, Inc.:

Balance, December 31, 2003	$27,465	$(8,755)	$18,710
Dividends paid	—	(7,000)	(7,000)
Net income	—	9,043	9,043
Balance, December 31, 2004	$27,465	$(6,712)	$20,753
Dividends paid	—	(6,500)	(6,500)
Net income	—	8,524	8,524
Balance, December 31, 2005	$27,465	$(4,688)	$22,777
Dividends paid	—	(16,000)	(16,000)
Net income	—	22,176	22,176
Balance, December 31, 2006	$27,465	$1,488	$28,953

Total partners’ capital at December 31, 2004	$54,930	$(13,424)	$41,506
Total partners’ capital at December 31, 2005	$54,930	$(9,376)	$45,554
Total partners’ capital at December 31, 2006	$54,930	$2,976	$57,906

See accompanying notes to consolidated financial statements.

 ZEOLYST INTERNATIONAL

 STATEMENTS OF CASH FLOWS

 (in thousands)

	Year ended December 31,
	2006	2005	2004
Cash flows from operating activities:
Net income	$44,352	$17,048	$18,086
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	3,402	4,010	4,417
Loss on capital asset	278	—	—
Changes in allowance for bad debts	(143)	(75)	101
Working capital changes that provided (used) cash:
Receivables	(10,707)	8,165	(8,185)
Inventories	(30,495)	(3,220)	4,131
Other current assets	2,909	(5,133)	3,044
Accounts payable	6,910	1,580	(6,260)
Other current liabilities	4,153	709	2,919
Other long-term liabilities	(19)	661	305
Other long-term assets	434	345	399
Net cash provided by operating activities	$21,074	$24,090	$18,957
Cash flows from investing activities:
Purchases of property, plant and equipment	(2,438)	(2,246)	(689)
Net cash used for investing activities	(2,438)	(2,246)	(689)
Cash flows from financing activities:
Proceeds from short-term debt	10,000	—	5,000
Payments on short-term debt	—	(5,000)	(7,500)
Payments of cash dividends	(32,000)	(13,000)	(14,000)
Net cash used for financing activities	(22,000)	(18,000)	(16,500)
Net change in cash	(3,364)	3,844	1,768
Cash at beginning of period	7,062	3,218	1,450
Cash at end of period	$3,698	$7,062	$3,218

See accompanying notes to consolidated financial statements.

zeolyst international

notes to financial statements

(in thousands)

1.  Organization:

Zeolyst International (the Partnership) was formed in 1988 pursuant to a Joint Venture Agreement (the Agreement) between PQ Corporation (PQ) and CRI Zeolites, a Shell Oil Co. affiliate (collectively, the Partners).  The percentage interests as of December 31, 2006 and 2005 are as follows:

PQ Corporation     50%

CRI Zeolites          50%

The Partnership was formed pursuant to the Kansas Uniform Partnership Act.  The Agreement specifies that the partners share equally in capital contributions. The Agreement states that the profits and losses of the Partnership will be allocated in accordance with the partners’ interests in the Partnership.  The intent of the Partnership is to develop zeolites and zeolite-containing catalysts.

The Partnership has significant transactions with its partners and related affiliates.  Refer to the Related Parties footnote for further disclosure.

2.  Partnership Business:

The Partnership manufactures zeolites and zeolytic catalysts that are used by refiners to capture impurities in the processing of petroleum and other chemicals. The filtration ability of zeolites placed into a customer’s chemical process generally extends two to three years.  As a result, a significant portion of the Partnership’s customer base tends to change on an annual basis.  A significant percentage of the base materials purchased for the Partnership’s manufacturing process is acquired from related parties.  In addition, a significant portion of the Partnership’s sales is transacted through Criterion Catalyst Company (Criterion).  The Partnership compensates Criterion with a 2% sales commission on specific sales transactions.

3.  Summary of Significant Accounting Policies:

These financial statements have been prepared in accordance with generally accepted accounting principles.  These financial statements are accounted for on a historical cost basis and do not reflect the results of any purchase accounting adjustments recorded in the Partner’s consolidated financial statements.

Trade Accounts Receivables and Allowance for Doubtful Accounts:  Trade accounts receivables are recorded at the invoiced amount and do not bear interest.  The Partnership maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments.  Allowances for doubtful accounts are based on historical experience and known factors regarding specific customers.  If the financial condition of the Partnership’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances would be required. Account balances are charged off against the allowance when it is probable the receivable will not be recovered.

Inventories:  Inventories are stated at the lower of cost or market, valued on the first-in, first-out (FIFO) method.

Other Current Assets:  Other current assets includes a receivable of $4,100 related to the purchase of platinum for a customer as of December 31, 2005.  There were no platinum purchases for any customers as of December 31, 2006.

Property, Plant and Equipment:  Property, plant and equipment are carried at cost and include expenditures for new facilities and major renewals and betterments. Interest is capitalized on capital projects that are expected to exceed $500. Maintenance, repairs and minor renewals are charged to expense as incurred.  When assets are sold or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is included in the results of operations.

Depreciation is generally provided on the straight-line method based on estimated useful lives of the assets, ranging up to 33 years for buildings and improvements, 10 years for machinery and equipment, and 5 years for computer software and 3 years for computer hardware.

Other Long-Term Liabilities:  Specific performance reserves based on customer contracts are set up in the other long-term liabilities account.  Estimates are calculated based on the performance of the catalyst over a specified run length.

Revenue Recognition:  The Partnership generally recognizes revenue when both title and risk of loss of the product have been transferred to the customer, the seller’s price to the buyer is fixed or determinable, collectibility is reasonably assured, and persuasive evidence of an arrangement exists.  Customers take title and assume all the risks of ownership upon shipment (if terms are “FOB shipping point”) or upon delivery (if terms are “FOB destination”).  Any deviation from the standard terms and arrangements are reviewed for the proper accounting treatment, and revenue recognition is revised accordingly.

Prior to shipment, product specifications are verified with the customer through product samples.  Specific performance reserves based on customer contracts are recorded in the other long-term liabilities account. The Partnership can quantify the performance reserves that allows for full recognition of the revenue.

We defer revenue recognition on certain of our product lines until all essential elements of the sales order has been shipped and both title and risk of loss has passed to the customer.  Hydrocracking and specialty catalyst orders are typically filled by a number of individual shipments, and those shipments may span the end of a fiscal quarter or year.  If a portion of the order has not shipped and it is essential to the functionality of the customer’s end use, all revenue associated with that order will be deferred until the order is completed.  A shipment is considered essential if each individual shipment has no value to the customer on a stand-alone basis and if the remaining shipment is not considered inconsequential and perfunctory.

Shipping and Handling Costs.  In accordance with the Emerging Issues Task Force (“EITF”) No. 00-10 “Accounting for Shipping and Handling Revenues and Costs,” costs related to shipping and handling of products shipped to customers is classified as cost of goods sold.

Research and Development.  Research and development costs of $6,339, $5,084, and $5,446 for the year ended December 31, 2006, 2005, and 2004, respectively, were expensed as incurred and reported in selling, general and administrative expenses in the accompanying statement of operations.

Use of Estimates:  The preparation of the Partnership’s financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Actual results could differ from those estimates.

Foreign Exchange Transactions:  The functional currency of the Partnership is the U.S. Dollar.  The Partnership enters into transactions that are denominated in other currencies.  Gains and losses on foreign currency transactions are included in other expense, net on the statement of operations.  Foreign exchange loss was $523, $803 and $266 for 2006, 2005 and 2004, respectively.

4.  Recently Issued Accounting Standards:

In September 2006, the SEC staff issued Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.”  SAB No. 108 was issued to provide interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. We adopted the provisions of SAB No. 108 effective December 31, 2006. The adoption of SAB No. 108 did not have an impact on the financial statements.

In November 2004, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 151, “Inventory Costs — an amendment of ARB No. 43, Chapter 4.”  SFAS No. 151 is the result of efforts to converge U.S. accounting standards for inventories with International Accounting Standards. SFAS No. 151 requires abnormal amounts of idle facility expense, freight, handling costs and spoilage to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Therefore, SFAS No. 151 is effective for the Partnership for the year ended December 31, 2006.  The adoption of SFAS No. 151 did not have a material impact on the financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.”  SFAS No. 157 addresses how companies should measure fair value when they are required to use a fair value measure for recognition and disclosure purposes under generally accepted accounting principles. SFAS No. 157 will require the fair value of an asset or liability to be based on a market based measure which will reflect the credit risk of the company. SFAS No. 157 will also require expanded disclosure requirements which will include the methods and assumptions used to measure fair value and the effect of fair value measures on earnings. SFAS No. 157 will be applied prospectively and will be effective for fiscal years beginning after November 15, 2007 and to interim periods within those fiscal years. The Company is currently evaluating the new statement and does not believe that it will have a significant impact on the determination or reporting of our financial results.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115.” SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value. The statement requires the fair value of the assets and liabilities that the company has chosen to fair value be shown on the face of the balance sheet. The standard also requires companies to provide additional information to enable users of the financial statements to understand the company’s reasons for electing the fair value option and how changes in the fair values affect earnings for the period. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. This statement is effective for fiscal years beginning on or before November 15, 2007. The Partnership is currently evaluating the potential impact this statement may have on the financial statements.

In September 2006, the FASB issued FASB Staff Position (“FSP”) No.  AUG AIR-1, “Accounting for Planned Major Maintenance Activities.”  The FSP prohibits companies from accruing the cost of planned major maintenance in advance of the activities actually occurring.  This FSP is effective for fiscal years beginning after December 15, 2006.  The adoption of FSP No. AUG AIR-1 is not expected to have a significant impact on the financial statements.

5.  Accounts Receivable and Allowance for Doubtful Accounts:

The components of accounts receivable are presented as follows:

	December 31,	December 31
	2006	2005

Trade accounts receivable	$26,745	$11,708
Allowance for doubtful accounts	(276)	(419)
	$26,469	$11,289

6.  Inventories:

Inventories were classified and valued as follows:

	December 31,	December 31,
	2006	2005

Finished products and work in process	$43,527	$14,931
Raw materials and containers	2,622	723
	$46,149	$15,654

7.  Property, Plant and Equipment:

A summary of property, plant and equipment, at cost, and related accumulated depreciation is as follows:

	December 31,	December 31,
	2006	2005

Land and buildings	$6,140	$6,079
Machinery and equipment	48,107	45,619
Construction in progress	1,389	2,182
	55,636	53,880
Less: accumulated depreciation	(41,265)	(38,267)
	$14,371	$15,613

Depreciation expense was $3,402, $4,010, and $4,417 for the years ended December 31, 2006, 2005, and 2004, respectively.

8.  Other Current Liabilities:

A summary of other current liabilities is as follows:

	December 31,	December 31,
	2006	2005

Accrued expenses	$8,157	$4,667
Accrued commissions	1,091	428
Total	$9,248	$5,095

9.  Debt:

Effective December 13, 2000, the Partnership refinanced previously outstanding debt with a new revolving credit agreement.

The credit amendment was amended in March 2004. The amended credit agreement reduced the credit facility to $15,000 for a 3-year term expiring on March 31, 2007. The Partnership pays an all-in-rate of LIBOR plus 87.5 basis points.   The interest rate on the term loan is LIBOR as adjusted per the agreement plus an interest margin ranging from 0.65% to 1.325% per annum based on the Partnership’s debt to EBITDA ratio. An annual agency fee is paid to the bank for this agreement.  Availability under this agreement was $5,000 and $15,000 as of December 31, 2006 and 2005, respectively.

The revolving credit agreement contains certain restrictions and covenants that require the Partnership, to maintain a minimum partners’ equity, as defined, of $37,421, a fixed charge coverage ratio, as defined, at or above 1.00, and debt to equity ratio, as defined, at a maximum of 2.75, on a quarterly basis.  Compliance with the fixed charge coverage ratio is guaranteed through a cash deficiency agreement whereby each partner is required to make equal cash contributions or advances in the form of subordinated debt to the Partnership in order to maintain a ratio of not less than 1.00 on a quarterly basis.  The Partnership was in compliance with all covenants during 2006 and 2005.

Cash payments for interest were approximately $42, $71, and $91 in 2006, 2005, and 2004, respectively.

10.  Partners’ Contributions:

In accordance with the Agreement, in the event that cash flow from operations is insufficient to meet the Partnership’s requirements, following a majority vote by the Management Committee of the Partnership to request capital from the partners, the partners will provide additional capital to enable the Partnership to meet its obligations. No such contributions were made during the years ended December 31, 2006, 2005, or 2004 as the Partnership had the ability to finance operations through cash flow from operations.

11.  Income Taxes:

As a partnership, Zeolyst International is not liable for the payment of taxes on income in the U.S.  Net income and losses are allocated to the respective partners on an annual basis, and it is the partners’ responsibility to pay income taxes, if any, thereon according to their respective tax positions.

12.  Commitments and Contingent Liabilities:

In 1998, the Partnership entered into a ten year tolling agreement (the Tolling Agreement) with CRI Belgium, a related party, for the manufacture of specialty extruded products.  Over the term of the Tolling Agreement, the Partnership is obligated to pay direct and indirect manufacturing charges and certain plant overhead charges incurred in the operation of the specialty extrusion facility.  In addition, the Partnership is obligated to pay 50% of the actual capital costs incurred to construct the facility or $3,600 plus interest at a rate of 8%, whichever is less, during the initial five years of the Tolling Agreement.  The actual capital costs related to the Tolling Agreement are being treated as rental expense and are being recognized on a straight-line basis over the life of the Tolling Agreement.  Payments made for capital costs in excess of expense recognized are recorded as other current assets and other assets on the Partnership’s balance sheet.

Effective January 2004, the 1998 Tolling Agreement was replaced by a new ten-year tolling agreement with CRI Belgium. Over the term of the Tolling Agreement, the Partnership is obligated to pay direct and indirect manufacturing charges and certain plant overhead charges incurred in the operation of the specialty extrusion facility.  In addition, the Partnership is obligated to pay for minor capital investments of less than Euro 200. For any capital investment greater than Euro 200, the Partnership has the option to pay for the betterment up front or pay incremental tolling charges. For the years ended December 31, 2006, 2005, and 2004, the Partnership expensed $428, $399, and $399, respectively, related to this Tolling Agreement.  Amounts included in other current assets and other assets are $656 and $1,084 at December 31, 2006 and 2005, respectively.  Both parties were in compliance with the agreement in 2006 and 2005.

During 2002, the Partnership and related entities entered into an agreement under which discounts are to be provided to a customer dependent upon the amount of future sales.  The maximum amount of discounts to be provided under this agreement is $9,012 of which $5,000 ($2,300 by the Partnership) was recognized through December 31, 2006.  Included in accrued expense in other current liabilities is $2,214 related to this agreement.  This agreement expires in 2009.

13.  Related Party Transactions:

Policies and Procedures

The Partnership maintains certain policies and procedures for the review, approval, and ratification of related party transactions to ensure that all transactions with selected parties are fair, reasonable and in our best interest.  All significant relationships and transactions are separately identified by management if they meet the definition of a related party or a related party transaction.  Related party transactions include transactions that occurred during the year, or are currently proposed, in which the Partnership was or will be a participant and which any related person had or will have a direct or indirect material interest.  Due to the nature of the Partnership, material related party transactions are identified on a transaction-based approach.  The types of transactions identified and reviewed include, but are not limited to, sales of products, purchases of inventory, tolling costs, sales and marketing costs, research and development, and management-related fees.  All related party transactions are reviewed, approved and documented by the appropriate level of the Partnership’s management in accordance with these policies and procedures.

PQ Corporation

Under the terms of the Agreement, the Partnership leases certain land used in its Kansas City production facilities from PQ.  This lease, which has been recorded as an operating lease, provides for rental payments of $197 each year.  The rent expense is included in the cost of goods sold line item in the accompanying income statement.  The terms of this lease are evergreen as long as the Partnership agreement is in place. The Partnership purchases certain of its raw materials from PQ and is charged for various manufacturing costs incurred at the PQ Kansas City production facility. The amount of these costs charged to the Partnership during 2006, 2005, and 2004 were $5,503, $5,187, and $5,084, respectively.  These costs are a component of production costs and are included in the cost of goods sold line item in the accompanying income statement when the inventory is sold.  Certain administrative, marketing, engineering, management-related, and research and development services are provided to the Partnership by PQ. During 2006, 2005, and 2004, the Partnership was charged $5,909, $6,474, and $6,435, respectively, for these services.  These amounts are included in the selling, general and administrative line item in the accompanying income statement.

At December 31, 2006, the accounts payable to affiliates consisted of $1,161 due to PQ.  At December 31, 2005, the accounts receivable from affiliates consisted of $878 due from PQ.

CRI and Shell Affiliates

Shell Affiliates include CRI Zeolites, Criterion, Shell Development Company, Shell Research and Technology Center - Amsterdam, CRI Center Marketing Asia Pacific, Shell International Oil Products, and CRI Technology Services.  As described in footnote 2, a significant portion of the Partnership’s sales are transacted through Criterion.  During 2006, 2005, and 2004, the Partnership recognized sales transacted through Criterion of $84,107, $60,527, and $61,805, respectively.  The Partnership purchases certain of its raw materials and is charged for tolling, customer distribution and packaging costs incurred by Criterion. The amount of these costs charged to the Partnership during 2006, 2005, and 2004 were $23,081, $16,245, and $13,903, respectively.  These costs are a component of production costs and are included in the cost of goods sold line item in the accompanying income statement when the inventory is sold.  Certain engineering, management-related, broker-related, and research and development services are provided to the Partnership by CRI and Shell Affiliates.  During 2006, 2005, and 2004, the Partnership was charged $10,727, $10,188, and $10,538, respectively, for these services.  These amounts are included in the selling, general and administrative line item in the accompanying income statement.

At December 31, 2006 and 2005, the accounts payable to affiliates balance consisted of $8,225 and $5,890, respectively, due to CRI and Shell affiliates.  Included in trade accounts receivable at December 31, 2006 and 2005 was $18,152 and $5,671, respectively, of receivables related to sales transacted through Criterion, as described above.

Zeolyst C.V.

Zeolyst C.V. is a limited partnership formed in 1993 pursuant to a joint venture agreement between PQ Zeolites B.V. and CRI Zeolites for the purpose of the production of Zeolite powders.  The Partnership entered into a sales agreement with Zeolyst C.V. to purchase Zeolite powders manufactured by Zeolyst C.V.  Under the terms of the sales agreement, products manufactured by Zeolyst C.V. are supplied solely to the Partnership.  The Partnership has purchased $15,721, $10,164, and $8,641 through the sales agreement in 2006, 2005, and 2004, respectively.  These costs are a component of production costs and are included in the cost of goods sold line item in the accompanying income statement when the inventory is sold.

At December 31, 2006 and 2005, the accounts receivable from affiliates balance consisted of $931and $4,383, respectively, due from Zeolyst C.V.

14.  Subsequent Event:

In March 2007, the Partnership’s $15,000 revolving credit agreement was amended to extend the termination date to May 15, 2007.